U.S. SECURITIES AND EXCHANGE COMMISSION

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or

            Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

   Kikis        Peter        T.
   (Last)       (First)      (Middle)

   c/o Command Security Co.
   Lexington Park, Route 55

   (Street)

   Lagrangeville,   NY         12540
   (City)           (State)    (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Command Security Corporation     (CMMD)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

   11/2000

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)
    _X (1)_ Director                      _____ 10% Owner
    _______ Officer (give title below)    _____ Other (specify below)

Table 1 - Non-Derivative Securities, Acquired, Disposed of, or
Beneficially Owned

1. Title of Security (Instr. 3)

   Common

2. Transaction Date

     (11/13/00)

3. Transaction Code
   (Instr. 8)
   Code

         S

4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
   Amount        (A) or (D)        Price
   233,000 (2)       D             $2.20

5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

   0

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

7. Nature of Indirect Beneficial Ownership (Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

 1. Title Derivative Security (Instr. 3)

    Warrants
    Conv. Preferred
    Warrants

 2. Conversion or Exercise Price Of Derivative Security

    $1.875
    N/A
    $1.03125

 3. Transaction Date M/D/Y

    11/13/00

 4. Transaction Code (Inst. 8)

    J (3)
    J (3)
    J (3)

 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

    150,000              D
    108,879       (4)    D
    150,000              D

 6. Date Exercisable and Expiration Date (Month/Day/Year)
    Date Exercised     Expiration Date

    Immed. (5)         9/30/01
    Immed. (5)         none
    Immed. (5)         11/11/04


 7. Title and Amount of Underlying Securities (Instr. 3 and 4)
    Title                    Amount or Number of Shares

 8. Price of Derivative Security (Instr. 5)

 9. Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

    0

10. Ownership Form of Derivative Security: Direct (D) Indirect (I) (Instr.4)

11. Nature of Indirect Beneficial Ownership (Instr.4)

Explanation of Responses:

(1) Mr. Kikis resigned his directorship of Issuer on November 13, 2000.
(2) Excludes 427,800 shares over which Mr. Kikis had discretionary authority, including 90,000 shares owned by Thomas Kikis.
(3) Reporting Person sold all shares of Preferred Stock for $2.20 per share of Common Stock into which each share of Preferred Stock was convertible, and all warrants exercisable for shares of Common Stock for the difference between the exercise price per share and $2.20 per share.
(4) Excludes 299,291 shares underlying the Company's Series A Convertible Preferred Stock over which Mr. Kikis had discretionary authority, including 54,416 shares owned by Thomas Kikis.
(5) Exercisable in this context means convertible to Common Stock.

/s/ Peter T. Kikis                        December 1, 2000
-------------------------------           ------------------
**Signature of Reporting Person           Date

** Intentional misstatements or omissions of fact constitute Federal criminal violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If the space provided is insufficient, see Instruction 6 for procedure.